

16013450

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 67659

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ALPS Portfolio Solutions Distributor, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1290 Broadway, Suite 1100
(No. and Street)

Denver	CO	80203
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(303) 623-2577
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

1100 Walnut Street	Kansas City	MO	64106
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

ALPS Portfolio Solutions Distributor, Inc.

Statement of Financial Condition
December 31, 2015

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67659

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ALPS Portfolio Solutions Distributor, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1290 Broadway, Suite 1100
(No. and Street)

Denver (City) CO (State) 80203 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(303) 623-2577
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

1100 Walnut Street (Address) Kansas City (City) MO (State) 64106 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bradley J. Swenson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ALPS Portfolio Solutions Distributor, Inc., as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

SVP, COO, CFO, FINOP

Title



Nichole M. Kramer

Notary Public


NICHOLE M. KRAMER
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID # 19954015447
MY COMMISSION EXPIRES MAY 04, 2019

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALPS Portfolio Solutions Distributor, Inc.
Table of Contents
December 31, 2015



Report of Independent Registered Public Accounting Firm

To the Management of ALPS Portfolio Solutions Distributor, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of ALPS Portfolio Solutions Distributor, Inc. (the "Company") at December 31, 2015 in conformity with accounting principles generally accepted in the United States of America. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 26, 2016

PricewaterhouseCoopers LLP, 1100 Walnut, Suite 1300, Kansas City MO 64106
T: (816) 472-7921, F: (201) 521-3333, www.pwc.com

ALPS Portfolio Solutions Distributor, Inc.
Statement of Financial Condition
December 31, 2015

Assets		
Cash and cash equivalents	$	648,855
Accounts receivable		50,585
Receivable from Parent		145,044
Prepaid expenses, deposits and other assets		202,568
Total assets	$	1,047,052
Liabilities and Stockholder's Equity		
Accounts payable	$	64,800
Deferred tax liabilities		64,716
Total liabilities		129,516
Stockholder's Equity		
Paid-in capital		804,284
Retained earnings		113,252
Total stockholder's equity		917,536
Total liabilities and stockholder's equity	$	1,047,052

The accompanying notes are an integral part of these financial statements.

ALPS Portfolio Solutions Distributor, Inc.
Notes to Financial Statements
December 31, 2015

1. Description of Business and Basis for Presentation

ALPS Portfolio Solutions Distributor, Inc. ("we", "our", "us", the "Company" or "APSD") is a wholly-owned subsidiary of ALPS Holdings, Inc. ("AHI" or "Parent"). AHI is a wholly-owned subsidiary of DST Systems, Inc. ("DST"). APSD is a registered broker-dealer with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority ("FINRA").

We perform various services related to the funds we distribute, which include: supervising and maintaining licenses of broker-dealer staff, review and approval of marketing materials, acting as legal underwriter/ distributor of mutual funds, administering 12b-1 plans, execution of broker/dealer selling agreements, performing due diligence on financial intermediaries, and administering firm and regulatory element for registered representatives.

We operate under the provisions of paragraph (k)(1) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, we claim exemption from the remaining provisions of that Rule. As such, we are not required to maintain a "Special Account for the Exclusive Benefit of Customers."

2. Summary of Significant Accounting Policies

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

We consider all liquid investments with original maturities of 90 days or less to be cash equivalents.

Accounts receivable

Accounts receivable are stated at the amount billed to fund clients. We provide an allowance for doubtful accounts, which is based upon a review of outstanding receivables, historical collection information and existing economic conditions. Delinquent receivables may be written off based on specific circumstances of the fund clients. We extend unsecured credit to our customers.

Income taxes

APSD is included within the consolidated federal income tax return of DST. We compute income tax expense and income taxes payable to DST under an intercompany tax allocation policy which approximates the separate return method. The tax sharing policy provides for compensation for tax benefits of losses and credits to the extent utilized by other members in the consolidated tax return. Deferred income tax effects of transactions reported in different periods for financial reporting purposes are recorded under the liability method. This method gives consideration to the future tax consequences of deferred income or expense items and immediately recognizes changes in income tax laws upon enactment. We recognize interest and penalties accrued related to unrecognized tax benefits, if any, in income tax expense.

From time to time, we may enter into transactions of which the tax treatment under the Internal Revenue Code or applicable state tax laws is uncertain. In these instances, we provide federal and/or state income taxes on such transactions, together with related interest, net of income tax benefit, and any applicable penalties.

Fair value of financial instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Various valuation inputs are used to determine the fair value of assets or liabilities. Such inputs are defined broadly as follows:

Level 1 - Quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 - Other significant observable inputs (including quoted prices for similar securities, interest rates, etc.) for the asset or liability.

Level 3 - Significant unobservable inputs (including the entity's own assumptions in determining fair value) for the asset or liability.

Substantially all of our financial assets and liabilities are represented by cash balances held by depository institutions or are short-term in nature thus their carrying amounts approximate fair value.

New authoritative accounting guidance

In May 2014, the Financial Accounting Standards Board issued an accounting standard, "Revenue from Contracts with Customers," which requires companies to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration it expects to be entitled in exchange for those goods or services. The new standard will become effective for us beginning in 2018 and may be adopted either retrospectively to each prior reporting period presented or as a cumulative effect adjustment as of the date of adoption. Early adoption of this standard is permitted as of January 2017. We are currently evaluating the standard, including which transition approach will be applied and the estimated impact it will have on our financial statements.

Subsequent events

Subsequent events have been evaluated through February 26, 2016 which is the date the financial statements were available to be issued.

3. Income Taxes

Deferred assets and liabilities are determined based on the differences between the financial statement and tax bases of assets and liabilities as measured by the enacted tax rates which will be in effect when these differences reverse. Deferred tax expense (benefit) is generally the result of changes in the assets or liabilities for deferred taxes. The net deferred tax liability of $64,716 at December 31, 2015 relates to prepaid assets. There were no deferred tax assets at December 31, 2015.

Various state and local income tax returns of the DST consolidated group are under examination by taxing authorities. We do not believe that the outcome of any examination will have a material impact on our financial statements.

4. Related Party Transactions

APSD and AHI, through AHI's wholly-owned subsidiary ALPS Fund Services, Inc. ("AFS"), have entered into an expense allocation agreement, which calls for AHI to pay various overhead and operating expenses of APSD and APSD agrees to reimburse AHI for such costs paid on its behalf. APSD records expenses in amounts determined according to the reasonable allocation from AHI, applied on a consistent basis. For the year ended December 31, 2015, the allocation was determined to be our percentage of revenue to the total consolidated revenue of AHI which resulted in allocated expenses from AFS in the amount of $209,683.

APSD is the distributor for various funds that wholly owned subsidiaries of AHI advise and actively distribute.